UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: ____________

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

CannaVEST Corp.
(Exact name of registrant as specified in its charter)

Texas	32-0326395
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2688 South Rainbow Avenue, Suite B Las Vegas, Nevada	89146
(Address of principal executive offices)	(Zip Code)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CannaVEST Corp. (the “Registrant”) is not in a position to file its Form 10-Q for the period ended March 31, 2013 (the “Form 10-K”) in a timely manner because the Registrant cannot complete the Form 10-Q in a timely manner without unreasonable effort or expense. Pursuant to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 14, 2013, the Company recently engaged a new independent auditor who has not had the necessary time to prepare the Registrant’s earnings statements for the quarter ended March 31, 2013.

Based on work completed to date by the Company, it expects to file the Form 10-Q on or before May 20, 2013.

PART IV
OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Michael Mona, Jr.	(866)	290-2157
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CannaVEST Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 15, 2013	By:	/s/ Michael Mona, Jr. President, Secretary and Treasurer